Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

By Scott Patterson and Amrith Ramkumar

May 22, 2021 12:00 am ET

Some of the world’s biggest companies and deepest-pocketed investors are lining up trillions of dollars to finance a shift away from fossil fuels.

Assets in investment funds focused partly on the environment reached almost $2 trillion globally in the first quarter, more than tripling in three years. Investors are putting $3 billion a day into these funds. More than $5 billion worth of bonds and loans designed to fund green initiatives are now issued every day. The two biggest U.S. banks pledged $4 trillion in climate-oriented financing over the next decade.

“We’ve reached the tipping point and beyond,” said James Chapman, chief financial officer at Dominion Energy Inc., D 1.28% one of the country’s biggest utilities. Dominion, which has begun issuing green bonds, is planning to spend $26 billion or more on clean energy such as wind and solar in the next five years.

After years of intermittent excitement followed by fizzled expectations, green finance is now looking less like the niche interest of socially conscious investors and more like a sustainable gold rush. Driven by surging valuations for electric-vehicle companies such as Tesla Inc. TSLA -1.01% and startup battery producers, banks and investors are betting the transition from fossil fuels is here to stay, and that they can make money by getting behind it, further entrenching the shift.

Behind the geyser of capital is a confluence of forces. Big money managers see opportunities for substantial profits, and they also worry about financial risks associated with climate change. Many of their clients—giant pension funds and fast-trading young investors alike—want to put their wallets behind projects that aim to curb environmental damage.

And many governments around the world are boosting spending on environmental issues and instituting new regulations on the carbon emissions that contribute to climate change. The Biden administration has proposed spending billions of dollars to address climate change. Such moves provide momentum to the investment wagers of the private sector, accelerating the shift.

Even if investors and governments suffer losses, the inflow of cash could produce innovations in areas like batteries that are needed to significantly reduce carbon emissions. “Wall Street will throw money at this problem,” said David Brown, principal analyst in the energy-transition practice at consulting and research firm Wood Mackenzie. “Some will lose and some will gain, and the net benefit is you will have new industries that will emerge.”

As recently as 2014, the world’s energy companies spent $735 billion on oil-and-gas extraction. The figure was less than half that last year, while spending on wind and solar projects rose to nearly $220 billion, up from about $135 billion six years earlier, according to Rystad Energy, a consulting firm. Some analysts predict spending on renewable energy will exceed oil and gas in the next several years.

To be sure, few banks or businesses have been willing to give up profitable business lines in the name of climate change. Investors and banks still finance industries that produce lots of carbon, though they often charge more to do it. And some of the climate-friendly initiatives launched by businesses and investment firms appear designed to do little more than burnish their reputations—a phenomenon called “greenwashing.” Some energy companies, for example, tout efforts to reduce carbon even while producing large amounts of oil and gas and seeking new fossil-fuel sources.

Some green-energy advocates, for their part, say the pace of investments still needs to accelerate substantially and target potential supply-chain bottlenecks such as raw materials used in rechargeable batteries.

The International Energy Agency said recently that global investment in energy projects needs to more than double from its current level to $5 trillion a year by 2030 to meet net-zero emission goals by midcentury. A large portion of the spending needs to be for renewables and other green projects, it said.

Wood Mackenzie has estimated that at least $50 trillion in investment will be needed to reduce fossil-fuel and other greenhouse-gas emissions by 2050 to meet the goals of the Paris climate accord. The figure is based on the agreement’s targets of the world getting to net-zero emissions in the next 30 years, and limiting the rise in average global temperatures to 1.5 degrees Celsius above preindustrial levels. Wood Mackenzie’s models estimated the amount of wind, solar, battery storage and other projects necessary to meet the temperature goal.

Roughly half of that money, the firm said, needs to go to areas such as wind and solar power and battery storage. Another $18 trillion is needed to modernize the electric grid, in part to transition to cleaner energies such as solar and wind.

The United Nations Intergovernmental Panel on Climate Change estimates that without these investments, costs from weather-related catastrophes and sea-level increases associated with climate change will reach tens of trillions of dollars in the decades ahead.

Total investment in renewable-energy projects, electric vehicles and other green efforts exceeded $520 billion last year, a record, according to Bloomberg New Energy Finance, which tracks green investments. Spending was up 12% from a year earlier and nearly 60% from 2015, Bloomberg data show.

“This is what’s really going to drive the momentum for the green shift to happen,” said Ajay Kochhar, the chief executive of Li-Cycle, which recycles battery materials and has agreements to work with several battery and auto makers. “It enables scale, which brings down costs, which then enables more proliferation. It’s a positive feedback effect that results.”

Reaching a deal to secure about $600 million in new financing earlier this year has allowed the Toronto-based company to pursue plans to expand operations in Rochester, N.Y., and around the world.

Financing costs for solar and onshore wind projects during the 2015-20 time period were 20% and 15% lower, respectively, than in the 2010-14 period, according to an Oxford University study.

Fossil-fuel projects, by contrast, have become riskier for investors. Credit-rating firms Moody’s Investors Service and Standard & Poor’s in recent months warned that industries that produce significant amounts of carbon could be hurt financially as governments, banks and money managers try to lower the carbon intensity of their investments.

Some of the $26 billion that Dominion Energy plans to spend on alternative energy is going toward one of the nation’s few major offshore wind facilities, a project off the coast of Virginia Beach, Va. When the project is completed in 2026, it is expected to be the largest offshore wind farm in the U.S., with about 180 turbines, enough to power 660,000 homes.

Virginia passed a clean energy act in 2020, mandating that Dominion be carbon free by 2045. The company, with its steady stream of income from electricity customers, says it was able to finance the project relatively cheaply.

Even in coal-rich West Virginia, a $200 million wind farm is under development. When construction began earlier this year, the governor, coal magnate Jim Justice, said, “This innovation, this diversification for West Virginia, is amazing.”

Investment firms are responding to demand from their clients. Since the start of 2019, a net $473 billion has flowed into stock mutual and exchange-traded funds with environmental goals as part of their mandates, while a net $103 billion has gone into all other stock funds, according to data from fund tracker Morningstar Inc. compiled by Goldman Sachs Group Inc. Investment firms started 579 new funds with environmental goals last year, the data show.

More than 70% of funds that invest based on environmental, social and corporate-governance practices across all asset classes beat the returns of funds that don’t have those objectives in the first four months of the year, according to Morningstar. Electric-car companies and renewable-energy producers have been some of the market’s best performing investments in recent years, although they have fallen off in recent weeks. Some investors say green-energy companies could struggle if interest rates rise and make early-stage investments less attractive.

Bridgewater Associates, the world’s largest hedge fund, launched a sustainable-investing venture in April in response to client demand. “Every day we hear from a different client who we didn’t think would be into” sustainable investing, said Karen Karniol-Tambour, co-chief investment officer of the new venture. “Now they are saying, ‘It’s part of my mandate.’ ”

The newest source of cash for clean-energy firms: special-purpose acquisition companies, or SPACs, shell companies that list on an exchange with the purpose of acquiring private firms to take them public. These blank-check companies, as they are known, have agreed to about 35 mergers worth nearly $95 billion with companies tied to green energy, sustainability or electric cars since March 2020, according to a Wall Street Journal analysis of figures from data provider SPAC Research.

SPAC mergers have become a popular alternative to initial public offerings for companies tied to areas like green energy, batteries and electric vehicles, in part because they allow private firms to make lofty projections about their future success. Those aren’t allowed in a traditional IPO.

Li-Cycle’s Mr. Kochhar has spent about half his time fundraising since the company was founded in 2016. Li-Cycle earlier this year reached a deal to go public through a SPAC valuing the firm at about $1.7 billion, which is expected to generate the roughly $600 million in new cash. “Money is not the constraint,” he said.

Some investors say many startups going public through SPACs are overvalued and could fail, leaving individual investors with losses even as SPAC insiders are protected through unique incentives. Shares of companies going public through SPACs have fallen lately.

Reed Hundt was the chairman of the Federal Communications Commission during the Clinton administration, when the internet and mobile phones were just starting to take off. He now runs the Coalition for Green Capital, which helps start so-called green banks that fund alternative energy. He sees parallels to the earlier era in the scale and the pace of change that is occurring in the energy industry.

“These are profound economic shifts,” he said. The wave of investment, he said, will drive down prices and accelerate the transition from fossil fuels. “The direction set by the market is to go to the cheapest possible fuels—which are wind and sun,” he said.

ReNew Power, one of India’s largest renewable-energy companies, is expected to raise $1.2 billion through a U.S. SPAC deal. ReNew has borrowed $1.4 billion since late last year at rates lower than what it paid before. The company plans to more than triple its wind and solar capacity by 2025, said Chief Executive Sumant Sinha.

ReNew expects revenue, which was about $680 million in the year ending in March, to surge as the energy market grows in India, one of the world’s largest polluters. Over the next two decades, India is expected to add electricity generation capacity equivalent to what exists today in the European Union, according to the IEA.

Companies and governments issued nearly $315 billion in green and sustainable bonds and other debt securities in the first quarter, more than triple the figure from a year earlier, according to the Institute of International Finance. Investors are willing to pay a premium for such bonds, in comparison to conventional bonds. That “greenium” pushes up bond prices and drives down yields, lowering borrowing costs.

Banks, which for years have been major funders of fossil-fuel companies, see increased financial and reputational risks in those industries. In April, JPMorgan Chase JPM 1.14% & Co. pledged $2.5 trillion over the next decade for environmental and social causes, including direct funding for wind and solar projects and assistance for clean-energy firms raising money. Bank of America Corp. BAC 1.27% said it hopes to mobilize and deploy $1.5 trillion in the sector by 2030.

“Today, banks fight over funding every wind and solar deal,” said Jigar Shah, the new head of the federal Energy Department’s Loan Programs Office, which oversees more than $40 billion in federal financing for clean energy projects.

Mr. Shah, formerly president of San Francisco sustainable-infrastructure company Generate Capital Inc., said in early May that the Energy Department’s loan office has had more than 130 formal consultations with businesses—the final step before an applicant files for a loan—since he took the job in March. He says he expects to have about 10 deals approved by August.

The loan office was criticized a decade ago after the failure of Solyndra, a California solar company it had backed, Mr. Shah points to successes, such as Tesla, which received a $465 million loan in 2010 that helped it accelerate production of the Model S and build a factory in California.

At the time, Tesla was a risky startup. Now, it is the most valuable auto maker in the world, with a market value of about $560 billion. The company repaid the loan ahead of schedule in 2013.

Tesla’s soaring stock helped ignite an investing frenzy around electric cars and batteries, and it has boosted the performance of many sustainable-investment funds, attracting more cash to the sector. Mr. Shah said the government can play an important role by backing early-stage companies, which draws in other investors.

Critics of such public-private investment plans say they can drive away private-sector capital because the government typically has the most senior loan, making it first to get repaid in the event of default. Another common criticism, that the government doesn’t have the expertise to assess risky startups, is one reason the loan-office job went to Mr. Shah, who spent much of his career making such assessments.

The Biden administration’s proposed $2.3 trillion infrastructure plan would expand subsidies through tax credits. Another administration proposal, the Clean Energy and Sustainability Accelerator Act, would provide $100 billion in funding for projects in renewable power, grid infrastructure and reforestation.

Alphabet Inc.’s Google committed to getting power from clean-energy sources around the clock by 2030. By signing upfront agreements with utilities to purchase clean energy, Google is helping them get better financing terms for their projects, said Michael Terrell, Google’s head of energy.

Microsoft Corp. MSFT -0.53% last year said it planned to offset all its carbon emissions since Bill Gates and Paul Allen founded it in 1975. Microsoft President Brad Smith said the company realized several years ago that the business case for investing in renewables had become stronger.

“This is where the world is going,” he said. “It’s where regulators are going. It’s where customers and investors are going.”

Write to Scott Patterson at scott.patterson@wsj.com and Amrith Ramkumar at amrith.ramkumar@wsj.com

Appeared in the May 22, 2021, print edition as ‘Wall Street’s New Mantra: Green Is Good.’

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.